# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 06/04/2025
Amends the filing with accession number 0000897101-25-000218
Filed by CIK 0002014854
Persons authorized to receive notices and communications: Andrew Raby, Faegre Drinker Biddle & Reath LLP, 320 South Canal Street, Suite 3300, Chicago, Illinois (IL), 60606, (312) 569 1171

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 3,004,347; shared voting power 0; sole dispositive power 3,004,347; shared dispositive power 0; aggregate amount beneficially owned 3,004,347 (7.4% of the class)
- The Drake Helix Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 83,000; shared voting power 0; sole dispositive power 83,000; shared dispositive power 0; aggregate amount beneficially owned 83,000 (.2% of the class)
- Clint Coghill: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); member of a group; source of funds: personal funds (PF); sole voting power 2,410; shared voting power 0; sole dispositive power 2,410; shared dispositive power 0; aggregate amount beneficially owned 2,410 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002
Comment: This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D originally filed with the Securities and Exchange Commission on April 14, 2025 (the "Schedule 13D") as such Schedule 13D was previously amended on May 16, 2025 ("Amendment No. 1) with respect to shares of common stock (the "Common Stock") of Amplify Energy Corp. (the "Issuer" or "Registrant"). The persons filing this Amendment No. 2, the Schedule 13D and Amendment No. 1 had previously filed a statement on Schedule 13G. The address of the principal executive offices of the Issuer is 500 DALLAS STREET, SUITE 1700, HOUSTON, TX, 77002; its telephone number is 713-588-8369.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:
For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D;
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding voting power, see the information presented on the cover page of this Schedule 13D;
Transactions in the class effected during the past sixty days:
Stoney Lonesome HF LP made purchase transactions in the Common Stock from June 4, 2025 to June 6, 2025 as set forth below. Each transaction was completed through open market purchases.

Date Shares bought Purchase price
6/04/2025 181,000 $3.270
6/05/2025 92,000 $3.262
6/06/2025 31,000 $3.403

No Reporting Person has made any other transactions in the Common Stock since the filing of Amendment No. 1 on May 16, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Stoney Lonesome HF LP: /s/Clint Coghill, Clint Coghill/President of General Partner (06/06/2025)
- The Drake Helix Holdings, LLC: /s/Clint Coghill, Clint Coghill/President (06/06/2025)
- Clint Coghill: /s/Clint Coghill, Clint Coghill (06/06/2025)